Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED

2008 DEC -2 A 4:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

08006048

CH-4132 Muttenz 1, 24/11/2008

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
A-hoc Announcement: Clariant to sell Dick Peters B.V. to ALTANA

Muttenz, November 24, 2008 – Clariant announced today it plans to sell Netherlands-based Dick Peters B.V. to the German specialty chemicals group ALTANA. The transaction is worth Euro 17.5 million and will complement the existing wax emulsion business of the ALTANA subsidiary BYK-Cera.

Yours sincerely,

Clariant Ltd

Mirjam Grieder Buttler

PROCESSED
DEC 03 2008
THOMSON REUTERS

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 24, 2008

Media Release

Clariant International Ltd

Clariant to sell Dick Peters B.V. to ALTANA

Muttenz, November 24, 2008 – Clariant announced today it plans to sell Netherlands-based Dick Peters B.V. to the German specialty chemicals group ALTANA. The transaction is worth Euro 17.5 million and will complement the existing wax emulsion business of the ALTANA subsidiary BYK-Cera.

Founded in 1956, Dick Peters employs 35 people and is headquartered in Denekamp, Netherlands. The company had a turnover in excess of Euro 24 million in 2007.

"We believe ALTANA will be an excellent owner for Dick Peters. There is a strong strategic fit and the transaction provides ALTANA additional production capacity to meet growing demand," said Head of Clariant's Pigments and Additives Division Okke Koo.

"This is a good deal for employees at Dick Peters B.V, and for Clariant and its shareholders," he added.

The transaction comprises a 100% share purchase agreement from Clariant including all employees at Dick Peters B.V. The transaction is subject to the approval of the antitrust authorities.

ENDS

Media Contacts

Arnd Wagner	Phone	+41 61 469 61 58
	Email	arnd.wagner@clariant.com
Nigel Thornton	Phone	+ 41 61 469 67 43
	Email	nigel.thornton@clariant.com

Investor Relations Contacts

Ulrich Steiner	Phone	+41 61 469 67 45
	Email	ulrich.steiner@clariant.com

Clariant - Exactly your chemistry

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 20,000 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 8.5 billion in 2007. Clariant's businesses are organized in four divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches and Functional Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com

Further information on Dick Peters

Dick Peters BV

Dick Peters BV was founded in 1956. The central activity at that time was the textile industry in Holland and West-Germany. In 1973 Dick Peters BV was taken over by Hoechst Holland NV After the merger between Hoechst Specialty Chemicals with Clariant in 1997, Dick Peters B.V. became a 100% subsidiary of Clariant.

Dick Peters BV has developed into a company that makes special products for almost every industry. Over the last 10 years, the average turnover increase exceeded 10% by far. Dick Peter's market is worldwide, with 80% of our products sold abroad.

www.dickpeters.nl

END